Filed pursuant to Rule 424(b)(3)
                                    Registration Nos. 333-12391 and 333-32831


          P R O S P E C T U S

                                   2,900,000 Shares

                                          of

                               TEXAS UTILITIES COMPANY


                                     COMMON STOCK
                                  Without Par Value

                                ______________________

                     The 2,900,000 shares covered by this Prospectus have been reserved for issuance upon conversion of the 6-3/8% Convertible Subordinated Debentures due 2002 of ENSERCH Corporation (Debentures). The Debentures entitle the holder thereof to convert such Debentures into that number of shares of Texas Utilities Company's (Company) Common Stock, without par value (Common Stock) obtained by dividing the principal amount of such Debentures by $38.54, subject to adjustments under certain conditions.

                    The Common Stock reserved for issuance upon conversion of the Debentures is listed on the New York, Chicago and Pacific stock exchanges.

                    All the Debentures have been called for redemption on March 27, 1998. The right to convert Debentures into Common Stock will terminate at the close of business on such date.

                                ______________________


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          February 25, 1997

                         DOCUMENTS INCORPORATED BY REFERENCE

               The following documents, which have been filed by the Company or its predecessors with the Securities and Exchange Commission (Commission) pursuant to the Securities Exchange Act of 1934, as amended (1934 Act) are incorporated herein by reference:

                (a) Annual Report of Texas Energy Industries, Inc., formerly Texas Utilities Company (TEI) on Form 10-K for the year ended December 31, 1996, File No. 1-3591 (1996 TEI 10-K).

                (b) Quarterly Reports of TEI on Form 10-Q for the Quarterly periods ended March 31, 1997, and June 30, 1997, File No. 1-3591 (TEI 10-Q's).

                (c) Annual Report of ENSERCH Corporation (ENSERCH) on Form 10-K for the year ended December 31, 1996, File No. 1-3183 (1996 ENSERCH 10-K).

                (d) Quarterly Reports of ENSERCH on Form 10-Q for the Quarterly periods ended March 31, 1997, June 30, 1997, and September 30, 1997, File No. 1-3183
                         (ENSERCH 10-Q's).

                (e) Current Reports of ENSERCH on Form 8-K dated January 14, 1997, March 12, 1997, June 5, 1997,
                         July 3, 1997, and August 4, 1997, File No. 1-3183.

                (f) Quarterly report of the Company on Form 10-Q for the quarterly period ended September 30, 1997, File No. 1-12833 (TUC 10-Q).

                (g) Current Reports of the Company on Form 8-K dated August 5, 1997, August 26, 1997, November 21, 1997 and December 17, 1997, File No. 1-12833.

               All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The documents which are incorporated by reference in this Prospectus are sometimes hereinafter referred to as the "Incorporated Documents."

               Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO SECRETARY, TEXAS UTILITIES COMPANY, 2001 BRYAN TOWER, DALLAS, TEXAS 75201, TELEPHONE NUMBER
          (214) 812-4600.

                                AVAILABLE INFORMATION

               The Company is, and its predecessors have been, subject to the informational requirements of the 1934 Act and in accordance therewith the Company files, and its predecessors have filed, reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company and its predecessors can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
          Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports and other information filed by the Company and its predecessors. The Common Stock is listed on the New York, Chicago and Pacific stock exchanges, where reports, proxy statements and other information concerning the Company may be inspected. Reports, proxy statements and other information concerning the Company's predecessors may be inspected at the New York and Chicago stock exchanges and, in the case of TEI, formerly Texas Utilities Company, also may be inspected at the Pacific Stock Exchange.


                           THE COMPANY AND ITS SUBSIDIARIES

               The Company is a Texas corporation organized in 1996 for the purpose of becoming the holding company for TEI, formerly Texas Utilities Company, and ENSERCH upon the mergers of TEI and ENSERCH with wholly owned subsidiaries of the Company (Mergers). On August 5, 1997, the Mergers became effective and, pursuant to an Amended and Restated Agreement and Plan of Merger among the Company, ENSERCH and TEI (Merger Agreement) (i) the Company changed its name to Texas Utilities Company, (ii) TEI changed its name from Texas Utilities Company to Texas Energy Industries, Inc., (iii) all shares of common stock of TEI and of ENSERCH were converted into shares of common stock, without par value, of the Company and (iv) the Debentures became convertible into Common Stock. See PLAN OF DISTRIBUTION.

               TEI, a Texas corporation, is a holding company whose principal subsidiary, Texas Utilities Electric Company (TU Electric), is an operating public utility company engaged in the generation, purchase, transmission, distribution and sale of electric energy in the north central, eastern and western portions of Texas, an area with a population estimated at 5,890,000. Two other subsidiaries of TEI are engaged directly or indirectly in electric utility operations: (i) Southwestern Electric Service Company, which is engaged in the purchase, transmission, distribution and sale of electric energy in ten counties in eastern and central parts of Texas, with a population estimated at 126,900 and (ii) Texas Utilities Australia Pty. Ltd., which holds the common stock of Eastern Energy Limited, a company engaged in the purchase, distribution, marketing and sale of electric energy to approximately 481,000 customers in the Melbourne area of Australia. Neither Southwestern Electric Service Company nor Eastern Energy Limited generates any electricity. Another subsidiary of TEI, Lufkin-Conroe Communications Co. was acquired by the Company in November 1997 and operates, through its subsidiaries, a local exchange telephone company and other telecommunications businesses in the Alto, Conroe and Lufkin areas of Southern Texas. TEI also has other wholly owned subsidiaries which perform specialized functions within the Texas Utilities Company system.

               ENSERCH, a Texas corporation, is an integrated company focused on natural gas. Its major business segments are natural gas pipeline, processing and marketing; natural gas distribution, and power generation. Through these business segments, ENSERCH is engaged in (i) owning and operating interconnected natural gas transmission lines, underground storage reservoirs, compressor stations and related properties in Texas; gathering and processing natural gas to remove impurities and extract liquid hydrocarbons for sale, and the wholesale and retail marketing of natural gas in several areas of the United States, (ii) owning and operating approximately 550 local gas utility distribution systems in Texas, and (iii) developing, financing and operating electric power generating plants and cogeneration facilities worldwide and operating thermal energy plants for large building complexes, such as universities and medical centers, in Texas, and developing gas distribution systems in Mexico and South America.

               Texas Utilities Services Inc. (TU Services) provides financial, accounting, information technology, environmental services, customer services, personnel, procurement and other administrative services at cost to the Texas Utilities Company system. TU Services, acting under the name of Texas Utilities Shareholder Services, is transfer agent, registrar and dividend paying agent with respect to the Common Stock and the preferred stock and preferred securities of TU Electric and is also agent for participants under the Company's Direct Stock Purchase and Dividend Reinvestment Plan.

               The principal executive offices of the Company are located at 1601 Bryan Street, Dallas, Texas 75201-3411; the telephone number is (214) 812-4600.


                                   USE OF PROCEEDS

               The Common Stock reserved for issuance upon conversion of Debentures will be either issued and outstanding shares purchased by or on behalf of ENSERCH in the open market or original issue shares acquired by ENSERCH directly from the Company.


                              FEDERAL INCOME TAX MATTERS

                    The following discussion of federal income tax considerations, representing the opinion of Reid & Priest LLP, of counsel to the Company, summarizes certain federal income tax considerations based upon the tax law as in effect on the date hereof. The discussion does not describe all the tax considerations that apply to taxpayers based on their particular circumstances or on account of their special tax status, such as foreign persons, persons not holding the Debentures as capital assets, banks or other taxpayers subject to particular income tax regimes.

                    Common Stock issued hereunder is to be made available to ENSERCH by the Company for the purpose of satisfying ENSERCH's obligation to deliver Common Stock upon the conversion of Debentures. Holders of Debentures exercising such conversion rights will be deemed to have made a taxable exchange of their Debentures for the Common Stock received. The value of Common Stock, if any, received in respect of accrued interest will be treated as ordinary income to the holder. The value of Common Stock received in respect of the principal amount of Debentures will be treated as an amount realized upon the sale or exchange of such Debentures. Gain or loss will be recognized on that exchange to the extent the fair market value of the Common Stock exceeds or is less than the adjusted tax basis of such Debentures. Such gain or loss will be capital gain or loss eligible for the preferential long term capital gains rates to the extent the Debentures have been held for the long term capital gains holding period. For any holder who has acquired Debentures by purchase, a taxable exchange or deemed taxable exchange would commence a new holding period with respect to the Debentures on the date of such acquisition or exchange. In this regard, consideration should be given to whether the alteration of the conversion rights of the Debentures in connection with the Mergers may have represented such an exchange. Under the Tax Relief Act of 1997, for exchanges occurring after August 5, 1997, the long term capital gains rates may be 28 percent or 20 percent, depending upon whether the property disposed of was considered to have been held for more than 12 months or more than 18 months, respectively.

                    Holders of Debentures should consult with their own tax advisors for the tax consequences of the transaction to them.


                             DESCRIPTION OF CAPITAL STOCK

               The authorized capital stock of the Company consists of Common Stock, of which 246,484,559 shares were outstanding at November 30, 1997, and serial preference stock, par value $25 per share, none of which has been issued. The following statements with respect to such capital stock of the Company are a summary of certain rights and privileges attaching to the stock under the laws of the State of Texas and the Restated Articles of Incorporation and the Bylaws of the Company, as amended. This summary does not purport to be complete and is qualified in its entirety by reference to such laws, the Restated Articles of Incorporation and the Bylaws of the Company, as amended, for complete statements.

               Each holder of shares of the Common Stock is entitled to one vote for each share of Common Stock held on all questions submitted to holders of shares and to cumulative voting at all elections of directors. The Common Stock has no preemptive or conversion rights. Upon issuance and sale of the shares offered hereby, such shares will be fully paid and nonassessable.

               The holders of the shares of the preference stock are not accorded voting rights, except that, when dividends thereon are in default in an amount equivalent to four full quarterly dividends, the holders of shares of the preference stock are entitled to vote for the election of one-third of the Board of Directors or two directors, whichever is greater, and, when dividends are in default in an amount equivalent to eight full quarterly dividends, for the election of the smallest number of directors necessary so that a majority of the full Board of Directors shall have been elected by the holders of the shares of the preference stock. The Company must also secure the approval of the holders of two-thirds of the outstanding shares of the preference stock prior to effecting various changes in its capital structure.

               After the payment of full preferential dividends on the shares of any outstanding preference stock, holders of shares of the Common Stock are entitled to dividends when and as declared by the Board of Directors. After payment to the holders of shares of any outstanding preference stock of the preferential amounts to which they are entitled, the remaining assets to be distributed, if any, upon any dissolution or liquidation shall be distributed to the holders of shares of the Common Stock. Each share of the Common Stock is equal to every other share of the Common Stock with respect to dividends and also with respect to distributions upon any dissolution or liquidation. (Reference is made to Notes 4 and 5 to Consolidated Financial Statements of TEI contained in the 1996 TEI 10-K.)

               The Common Stock is listed on the New York, Chicago and Pacific stock exchanges.

               The transfer agent for the Common Stock is TU Services, Dallas, Texas.


                                 PLAN OF DISTRIBUTION

               The shares of Common Stock to which this Prospectus relates are issuable upon conversion of the Debentures pursuant to the terms of a Fiscal Agency Agreement dated as of April 1, 1987, as supplemented by a Supplemental Fiscal Agency Agreement, dated as of August 5, 1997 (Agreement), between ENSERCH and Citibank, N.A. (Fiscal Agent). Pursuant to the terms of the Merger Agreement, the Company has authorized and reserved for issuance the shares of Common Stock to be delivered upon conversion of the Debentures.

          Certain statements under this heading are summaries of and are subject to, the detailed provisions of the Debentures, the Agreement and the Merger Agreement, which have been filed as exhibits to the registration statements of which this Prospectus constitutes a part. Copies of the Agreement (including therein the forms of Debentures) are available for inspection at the corporate trust office of the Fiscal Agent in New York City which is located at Citibank, N.A., Corporate Trust Services, 111 Wall Street, 5th Floor, New York, NY 10043 and at the offices of the other conversion agents referred to below. All capitalized terms used in this section but not defined herein have the meanings ascribed to them in the Agreement.

                    Pursuant to the Agreement, the conversion rights of the Debentures have been adjusted to reflect the effect of the Mergers and of the distribution immediately prior to the Mergers of ENSERCH's interests in Lone Star Energy Plant Operations, Inc. and Enserch Exploration, Inc. to its shareholders (Distribution). As a result, the Debentures are convertible into that number of whole shares of Common Stock obtained by dividing the principal amount of the Debentures to be converted by $38.54. A cash payment will be made in lieu of any fractional share. Accrued and unpaid interest will not be payable with respect to Debentures delivered for conversion.

                    The Debentures are convertible at any time prior to redemption or maturity thereof. The right to convert Debentures called for redemption or tendered by the holder thereof for redemption will terminate at the close of business on the date fixed for redemption pursuant to the Agreement and will be lost if not exercised prior to that time. All the Debentures have been called for redemption on March 27, 1998.

               The Debentures have been issued in bearer form in the denomination of $5,000 each with interest coupons attached (Bearer Debentures) and in the form of fully registered Debentures in denominations of $5,000 or integral multiples thereof without interest coupons (Registered Debentures).

               The right of conversion attaching to any Debenture may be exercised by the holder by delivering such Debenture at the office of the Fiscal Agent or other conversion agents specified below, accompanied by a duly signed and completed notice of conversion in the appropriate form of the notices attached as Exhibit A and B to this Prospectus. The conversion date will be the date on which the Debenture and the duly signed and completed notice of conversion are so delivered. Each Bearer Debenture delivered for conversion must be delivered with all unmatured coupons appurtenant thereto as provided in the Agreement. A holder delivering a Debenture for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the holder of the Debenture. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

               The Registered Debentures may be surrendered for conversion at the corporate trust office of the Fiscal Agent in New York City. Bearer Debentures may be surrendered for conversion, subject to applicable laws and regulations, by hand, only at one of the following conversion agents:

                    Citibank, N.A.           Citicorp Investment Bank
                    Citibank House              (Luxembourg) S.A.
                    336 Strand               16 Avenue Maria Therese
                    London WC2R 1HB          Luxembourg.

                                 EXPERTS AND LEGALITY

               The consolidated financial statements included in the 1996 TEI 10-K, incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included in the 1996 TEI 10-K, and have been incorporated by reference herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

               With respect to the unaudited condensed consolidated interim financial information included in the TEI 10-Q's and the TUC 10-Q that are incorporated herein by reference, Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for reviews of such information. As stated in their reports included in the TEI 10-Q's and the TUC 10-Q, they did not audit and they did not express an opinion on such interim financial information. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended (Act), for their reports on such unaudited interim financial information because such reports are not "reports" or a "part" of the Registration Statements filed under the Act with respect to the Common Stock offered hereby (Registration Statements), that were prepared or certified by an accountant within the meaning of Sections 7 and 11 of such Act.

               The consolidated financial statements included in the 1996 ENSERCH 10-K, incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included in such 1996 ENSERCH 10-K, and have been incorporated by reference herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

               With respect to the unaudited condensed consolidated interim financial information included in the ENSERCH 10-Q's incorporated herein by reference, Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for reviews of such information. As stated in their reports included in the ENSERCH 10-Q's, they did not audit and they do not express an opinion on such interim financial information. Deloitte &
          Touche LLP is not subject to the liability provisions of Section 11 of the Act for their reports on such unaudited interim financial information because such reports are not "reports" or a "part" of the Registration Statements prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

               The statements made as to matters of law and legal conclusions in this Prospectus under DESCRIPTION OF CAPITAL STOCK
          and in the 1996 TEI 10-K under Part I, Item 1   Business-
          Regulation and Rates, and Environmental Matters, incorporated herein by reference, have been reviewed by Worsham, Forsythe & Wooldridge, L.L.P., Dallas, Texas, General Counsel for the Company. All of such statements are set forth, or have been incorporated by reference herein in reliance upon the opinion of that firm given upon their authority as experts. At November 30, 1997, members of the firm of Worsham, Forsythe & Wooldridge, L.L.P., owned approximately 41,200 shares of the Common Stock.

               The statements of law and legal conclusions under the caption FEDERAL INCOME TAX MATTERS have been reviewed by Reid & Priest LLP, New York, New York, of counsel to the Company, and such statements are made upon their authority as experts.

                                  _________________

          NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING

          BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.




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